UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ceres, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

156773103

(CUSIP number)

Anne Goffard Artal Luxembourg S.A. 10-12 avenue Pasteur L-2310 Luxembourg Luxembourg (+352) 22.42.59-1

(Name, address and telephone number of person authorized to receive notices and communications)

February 27, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 156773103	Page 2 of 15 Pages

(1)	Names of reporting persons Artal Luxembourg S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,548,682 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,548,682 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,548,682 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 3 of 15 Pages

(1)	Names of reporting persons Artal International S.C.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,548,682 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,548,682 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,548,682 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 4 of 15 Pages

(1)	Names of reporting persons Artal International Management S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,548,682 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,548,682 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,548,682 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 5 of 15 Pages

(1)	Names of reporting persons Artal Group S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,548,682 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,548,682 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,548,682 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 6 of 15 Pages

(1)	Names of reporting persons Westend S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,548,682 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,548,682 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,548,682 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 7 of 15 Pages

(1)	Names of reporting persons Stichting Administratiekantoor Westend
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,548,682 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,548,682 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,548,682 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 8 of 15 Pages

(1)	Names of reporting persons Mr. Pascal Minne
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Belgium
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,548,682 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,548,682 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,548,682 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

Page 9 of 15 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ceres, Inc., a Delaware corporation (the “Issuer” or “Ceres”). The principal executive offices of Ceres are located at 1535 Rancho Conejo Boulevard, Thousand Oaks, CA 91320.

Item 2. Identity and Background

This statement is being filed by Artal Luxembourg S.A., a Luxembourg société anonyme, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Pascal Minne, a citizen of Belgium (together, the “Reporting Persons”).

The address of the principal place of business and principal office of Artal Luxembourg S.A., Artal International S.C.A., Artal International Management S.A., Artal Group S.A. and Westend is 10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg. Artal Luxembourg S.A., a wholly owned subsidiary of Artal International S.C.A., is principally engaged in the business of owning its subsidiaries. Artal International S.C.A., a wholly owned subsidiary of Artal Group S.A., is principally engaged in the business of owning Artal Luxembourg S.A. and its subsidiaries. Artal International Management S.A., a wholly owned subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a wholly owned subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a wholly owned subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The address of the principal place of business and principal office of the Stichting is De Boelelaan 7, NL-1083 HJ Amsterdam, The Netherlands. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Minne is the sole member of the board of the Stichting. Mr. Minne is a citizen of Belgium; his present principal occupation is as a partner at Petercam, a financial services company; and his business address is Place Ste. Gudule, 19, B-1000, Bruxelles, Belgium.

The managing directors of Artal Luxembourg S.A. and Artal International Management S.A. are Mr. Bernard Darimont, Mrs. Anne Goffard and Mr. Paul Köhler, and the managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a managing director of Artal Services N.V.; and his business address is Woluwedal 28 (bte 14), 1932 Sint-Stevens-Woluwe, Belgium. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. Mr. Köhler is a citizen of The Netherlands; his present principal occupation is as a managing director of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A.

SCHEDULE 13D

Page 10 of 15 Pages

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Raymond Debbane, Mr. Donald Fallon, Mr. Léopold Goldschmidt, Mr. Eric Jolly, Mr. Lawrence Lunt and Mr. Minne. Mr. Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Pierre Ahlborn is a citizen of Luxembourg; his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Debbane is a citizen of Panama, and his present principal occupation is as the president and chief executive officer of The Invus Group, LLC. Mr. Debbane is also a member of the board of directors of Ceres, and his business address is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. Mr. Fallon is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Goldschmidt is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Lunt is a citizen of Belgium; his present principal occupation is as a financial advisor at Armonia LLC; and his business address is 73, Arch Street, Greenwich, Connecticut 06803. The information for Mr. Minne is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Minne and Mr. Denis Pittet. The information for Mrs. Goffard and Mr. Minne is provided above. Mr. Pittet is a citizen of Switzerland; his present principal occupation is as an employee in financial services at Lombard Odier Darier Hentsch & Cie; and his business address is Rue de la Corraterie, 11 1204 Geneva, Switzerland.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 21, 2012, Ceres established the public offering price for the initial public offering of shares of the Common Stock (the “IPO”) at $13.00 per share.

In connection with an August 2011 financing of Ceres, Artal Luxembourg S.A. acquired a convertible subordinated promissory note for $5,000,000 (the “Convertible Note”), which was automatically convertible into shares of Common Stock upon the closing of an initial public offering of Ceres at a price per share equal to the public offering price with a 20% discount. As a result, upon the closing of the IPO on February 27, 2012, Artal Luxembourg S.A. acquired 480,769 shares of Common Stock pursuant to the automatic conversion of the Convertible Note into shares of Common Stock at the discounted price per share of $10.40. Artal Luxembourg S.A. obtained the funds to purchase the note from proceeds generated by the sale of investments directly or indirectly held by it.

SCHEDULE 13D

Page 11 of 15 Pages

On February 27, 2012, as a result of the closing of the IPO, the shares of each series of convertible preferred stock of Ceres held by Artal Luxembourg S.A. automatically converted into shares of Common Stock on a 1-for-0.3333 basis. Artal Luxembourg S.A. acquired an aggregate of 2,730,012 shares of Common Stock pursuant to such automatic conversion, which included the conversion of 295,107 shares of Series A convertible preferred stock into 98,369 shares of Common Stock, 1,000,000 shares of Series B convertible preferred stock into 333,333 shares of Common Stock, 4,271,572 shares of Series C convertible preferred stock into 1,423,856 shares of Common Stock, 552,145 shares of Series C-1 convertible preferred stock into 184,048 shares of Common Stock, 141,166 shares of Series D convertible preferred stock into 47,054 shares of Common Stock, 568,518 shares of Series F convertible preferred stock into 189,506 shares of Common Stock and 1,361,538 shares of Series G convertible preferred stock into 453,846 shares of Common Stock. In addition, Artal Luxembourg S.A. presently holds Series F and Series G common stock warrants, which are exercisable at any time, at Artal Luxembourg S.A.’s election, for 491,747 shares of Common Stock at an exercise price of $19.50 per share. Artal Luxembourg S.A. previously acquired the shares of convertible preferred stock and common stock warrants of Ceres held by it in connection with multiple financings of Ceres with funds obtained from proceeds generated by the sale of investments directly or indirectly held by it.

On February 27, 2012, Artal Luxembourg S.A. acquired 846,154 shares of Common Stock for an aggregate amount of $11,000,002 from the underwriters in the IPO at the public offering price of $13.00 per share. Artal Luxembourg S.A. acquired such shares with funds obtained from proceeds generated by the sale of investments directly or indirectly held by it.

Item 4. Purpose of Transaction

On February 27, 2012, the IPO closed. Prior to and in connection with the IPO, the Reporting Persons have acquired beneficial ownership of more than 10% of the shares of Common Stock, as described in Items 3 and 5 hereof, which descriptions are incorporated by reference into this Item 4.

As described in Item 2 hereof, Mr. Debbane, one of the directors of Artal Group S.A., is a member of the board of directors of Ceres. As a result, Mr. Debbane and the Reporting Persons may have influence over the corporate activities of Ceres, including actions that relate to activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review on a continuing basis their investment in Ceres. Depending upon their review and evaluation of the price and availability of the securities of Ceres, subsequent developments affecting Ceres, the business and prospects of Ceres, other investment and business opportunities available to them, general stock market and economic conditions, tax considerations and other factors, the Reporting Persons may (1) acquire additional shares of Common Stock on the open market, on a privately negotiated basis or otherwise, (2) sell all or any part of the shares of Common Stock held by them pursuant to Rule

SCHEDULE 13D

Page 12 of 15 Pages

144 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act or otherwise, (3) distribute shares of Common Stock to various of their partners, members or stockholders or (4) engage in any combination of the foregoing, in each case subject to the Lock-Up Agreement and Investors’ Rights Agreement (each as defined below), as described in Item 6 hereof, which descriptions are incorporated by reference into this Item 4. In addition, depending on such factors and subject to applicable law and the Lock-Up Agreement and Investors’ Rights Agreement, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the shares of Common Stock held by them. Any open market or privately negotiated purchases, sales, distributions or other transactions by the Reporting Persons may be made at any time without additional prior notice, subject to the terms of the Lock-Up Agreement and Investors’ Rights Agreement.

As a result of their ongoing review and evaluation of the business of Ceres, the Reporting Persons may, through their representative on the board of directors of Ceres or otherwise, continue to communicate with the board of directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors of the Issuer to create stockholder value. The Reporting Persons may discuss transactions contemplated by the Investors’ Rights Agreement with Ceres before exercising their rights under such agreement, which discussions may lead to the exercise or forbearance from exercise of such rights by the Reporting Persons and may alter the terms on which the Reporting Persons are willing to exercise such rights.

Other than as described in this Statement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereof, has any present plans or proposals that relate to or would otherwise result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to Ceres and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained on the cover pages of this Statement is incorporated herein by reference.

As of March 2, 2012, Artal Luxembourg S.A. is (1) the record owner of 4,056,935 shares, or approximately 16.7%, of the Common Stock outstanding and (2) the beneficial owner of 4,548,682 shares, or approximately 18.4%, of the Common Stock outstanding (including 491,747 shares of Common Stock that may be acquired pursuant to the exercise of Series F and Series G common stock warrants held by Artal Luxembourg S.A.), in each case based on 24,234,573 shares of Common Stock issued and outstanding as of February 27, 2012, as provided by Ceres. Artal Luxembourg S.A. is a wholly owned subsidiary of Artal International S.C.A., which is a wholly owned subsidiary of Artal Group S.A. and which is managed by its managing partner, Artal International Management S.A., which is also a wholly owned subsidiary of Artal Group S.A., which is a wholly owned

SCHEDULE 13D

Page 13 of 15 Pages

subsidiary of Westend, which is a wholly owned subsidiary of the Stichting, whose sole member of its board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock and Series F and Series G common stock warrants held by Artal Luxembourg S.A., but each Reporting Person disclaims such beneficial ownership, except to the extent of its or his pecuniary interest in such shares and warrants.

Except for Messrs. Debbane and Minne, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock. As of March 2, 2012, Mr. Debbane beneficially owns 16,666 shares of Common Stock and maintains the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, which represent less than 1% of the number of shares of Common Stock issued and outstanding. As described above, Mr. Minne disclaims beneficial ownership of the shares of Common Stock and warrants reported on this Statement, except to the extent of his pecuniary interest in such shares and warrants.

(c) Except as set forth in Item 3 hereof, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of Ceres, including, but not limited to, transfer or voting of any of the securities of Ceres, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Ceres.

Lock-Up Agreement

On May 30, 2011, Artal Luxembourg S.A. entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Goldman, Sachs & Co. and Barclays Capital Inc., as representatives of the underwriters in the IPO. The following is a summary of selected provisions of the Lock-Up Agreement. While the Reporting Persons believe this description covers the material terms of the Lock-Up Agreement, it is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is included as Exhibit 99.2 to this Statement and is incorporated herein by reference.

Pursuant to the Lock-Up Agreement, Artal Luxembourg S.A. agreed, subject to certain exceptions, not to dispose of or hedge any of the Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from February 21, 2012 continuing through the date 180 days after such date, except with the prior written consent of Goldman, Sachs & Co. and Ceres.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period Ceres issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, Ceres announces that it will release earnings results during the

SCHEDULE 13D

Page 14 of 15 Pages

15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Amended and Restated Investors’ Rights Agreement

On June 25, 2010, Ceres, Artal Luxembourg S.A. and the other stockholders named therein entered into the Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, Artal Luxembourg S.A. has certain registration rights with respect to the shares of Common Stock held by it. Subject to certain restrictions, these registration rights may be transferred to a transferee or assignee of such shares who, after such assignment or transfer, holds at least 16,667 shares (subject to appropriate adjustments for stock splits, stock dividends and other recapitalizations). The following is a summary of selected provisions of the Investors’ Rights Agreement. While the Reporting Persons believe this description covers the material terms of the Investors’ Rights Agreement, it is qualified in its entirety by reference to the Investors’ Rights Agreement, a copy of which is included as Exhibit 99.3 to this Statement and is incorporated herein by reference.

Registration Rights

Under the Investors’ Rights Agreement, Ceres agreed to provide Artal Luxembourg S.A. and the other stockholders party thereto certain rights to register the shares of Common Stock (1) issuable upon conversion of outstanding convertible preferred stock, (2) issued as a dividend or other distribution related to the convertible preferred stock, (3) currently held or later acquired and (4) issuable upon the exercise of warrants held by any stockholder that is party to such agreement. Ceres bears all expenses incurred in connection with any underwritten registration of the shares of Common Stock, including, without limitation, all registration, filing and qualification fees, printers and accounting fees and the reasonable fees of counsel for the selling holders, but excluding underwriting discounts and commissions.

The registration rights provided for under the Investors’ Rights Agreement terminate after the earlier of (1) five years following the consummation of the IPO and (2) any such time as the holder would be able to dispose of all of its registrable securities in any three month period under Rule 144 promulgated by the SEC under the Securities Act.

Demand Registration Rights

Pursuant to the Investors’ Rights Agreement, at any time after six months from the effective date of the registration statement for the IPO, upon the written request of the holders of at least 15% of the securities covered by the Investors’ Rights Agreement that Ceres file a registration statement under the Securities Act covering the registration of at least 15% of the securities covered by the Investors’ Rights Agreement, Ceres will be required to file a registration statement covering the resale of the shares of Common Stock requested to be registered. Ceres will no longer be obligated to file a registration statement after it has effected

SCHEDULE 13D

Page 15 of 15 Pages

five registration statements pursuant to the Investors’ Rights Agreement or during certain periods prior to and after a registration statement has been filed by Ceres or for a period of 90 days in the event the board of directors of Ceres, in its judgment, makes the determination that it would be seriously detrimental to Ceres and its stockholders for such registration statement to be filed and is therefore essential to defer the filing of such registration statement.

If an underwriter selected for an underwritten offering advises the holders demanding registration that marketing factors require a limitation on the number of shares to be underwritten, then, subject to certain limitations, the number of shares of registrable securities that may be included in the underwriting will be allocated among all holders of registrable securities in proportion to the amount of the registrable securities of Ceres owned by each holder.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if, subject to certain exceptions, Ceres proposes to register any of the shares of Common Stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash, Ceres will be required to promptly give such holders written notice of such registration. Upon the written request of each eligible holder, Ceres will, subject to certain limitations, cause to be registered under the Securities Act all such securities that each such holder has requested to be registered.

Pursuant to their respective lock-up agreements, Artal Luxembourg S.A. and the other stockholders with registration rights are restricted from exercising their registration rights for 180 days, subject to extension under certain circumstances as described above, following February 21, 2012.

Item 7. Material to be Filed as Exhibits

99.1.	Joint Filing Agreement, dated as of March 2, 2012, among Westend S.A., Stichting Administratiekantoor Westend, Mr. Pascal Minne, Artal Group S.A., Artal International Management S.A., Artal International S.C.A. and Artal Luxembourg S.A. (filed herewith).

99.2.	Lock-Up Agreement, dated May 30, 2011, among Goldman Sachs, & Co., Barclays Capital Inc. and Artal Luxembourg S.A. (filed herewith).

99.3.	Investors’ Rights Agreement, dated as of June 25, 2010, among Ceres, Inc., Artal Luxembourg S.A. and the other stockholders named therein (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-1 filed by Ceres, Inc. with the SEC on May 23, 2011 (File No. 333-174405)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ARTAL LUXEMBOURG S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL S.C.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director of Artal International Management S.A., Managing Partner of Artal International S.C.A.

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Pascal Minne
Name:	Mr. Pascal Minne
Title:	Director

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Mr. Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Mr. Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

Dated: March 2, 2012